09055803

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66629 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sound Capital Management, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 Lafayette Road
(No. and Street)

North Hampton (City) New Hampshire (State) 03862 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle R. Matthews 207-676-4452
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leone, McDonnell & Roberts, P.A.
(Name – *if individual, state last, first, middle name*)

5 Nelson Street, Dover, New Hampshire 03820
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FEB 27 2009
Washington, DC
111

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, James W. McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sound Capital Management, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

CATHLEEN M. ANTHONY
Notary Public - New Hampshire
My Commission Expires December 12, 2011

Cathleen M. Anthony
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SOUND CAPITAL MANAGEMENT, LLC

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
AND
INDEPENDENT AUDITORS' REPORT

Leone, McDonnell & Roberts
PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

# SOUND CAPITAL MANAGEMENT, LLC

## FINANCIAL STATEMENTS
## FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

## TABLE OF CONTENTS


| | Page(s) |
|---|---|
| Independent Auditors' Report | 1 |
| Financial Statements: | |
| Statements of Financial Condition | 2 |
| Statements of Operations | 3 |
| Statements of Changes in Members' Capital | 4 |
| Statements of Cash Flows | 5 |
| Notes to Financial Statements | 6 – 9 |
| Supplementary Information: | |
| Schedule I Computation of Net Capital | 10 – 11 |
| Schedule II Statement of Exemption from Rule 15c3-3 | 12 |
| Report on Internal Control: | |
| Independent Auditors' Report | 13 – 14 |

To the Members
Sound Capital Management, LLC
North Hampton, New Hampshire

Leone, McDonnell & Roberts
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS
WOLFEBORO • NORTH CONWAY
DOVER • PEMBROKE
STRATHAM

## INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Sound Capital Management, LLC., as of December 31, 2008 and 2007, and the related statements of operations, changes in members' capital, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sound Capital Management, LLC as of December 31, 2008 and 2007, and the results of its operations, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits of the financial statements were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leone, McDonnell & Roberts,
Professional Association

February 17, 2009
Dover, New Hampshire

## SOUND CAPITAL MANAGEMENT, LLC

### STATEMENTS OF FINANCIAL CONDITION
### DECEMBER 31, 2008 AND 2007

### ASSETS

| | 2008 | 2007 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 26,636 | $ 50,069 |
| Deposit with clearing broker | 25,000 | 25,000 |
| Equipment, furniture and leasehold improvements, net | 3,652 | 11,556 |
| Receivable from clearing broker | 422 | 23,613 |
| Prepaid expenses | 3,133 | - |
| Security deposit | 7,584 | 7,584 |
| Total | $ 66,427 | $ 117,822 |

### LIABILITIES AND MEMBERS' CAPITAL

| | 2008 | 2007 |
|---|---|---|
| **LIABILITIES** | | |
| Accrued expenses | $ 6,162 | $ 2,503 |
| Due to related party | 11,079 | 5,502 |
| Payable to clearing broker | 236 | 1,221 |
| Total liabilities | 17,477 | 9,226 |
| **MEMBERS' CAPITAL** | 48,950 | 108,596 |
| Total | $ 66,427 | $ 117,822 |

**See Notes to Financial Statements**

## SOUND CAPITAL MANAGEMENT, LLC

### STATEMENTS OF OPERATIONS
### FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

| | 2008 | 2007 |
|---|---|---|
| **REVENUES** | | |
| Broker-dealer fees | $ 7,232 | $ 10,403 |
| Commissions | 58,664 | 43,729 |
| Interest income | 8,501 | 14,991 |
| Net investment gain | 8,565 | 6,416 |
| Other Income | 44,531 | 89,533 |
| Total | 127,493 | 165,072 |
| **OPERATING EXPENSES** | | |
| Guaranteed payments to members | 53,115 | 15,000 |
| Professional fees | 33,649 | 28,032 |
| Rent expense | 23,226 | 21,659 |
| Employee compensation and benefits | 21,991 | 21,530 |
| Depreciation | 7,904 | 12,669 |
| Other operating expenses | 7,572 | 8,452 |
| Insurance | 6,935 | 8,623 |
| Utilities | 5,413 | 5,908 |
| Repairs and maintenance | 3,106 | 2,987 |
| Equipment lease | 1,374 | 1,250 |
| Licenses and permits | 1,067 | 5,355 |
| Other investment expenses | 419 | 2,348 |
| Postage and shipping | 854 | 2,104 |
| Total | 166,625 | 135,917 |
| **(LOSS) INCOME BEFORE STATE INCOME TAXES** | (39,132) | 29,155 |
| **PROVISION FOR STATE TAXES** | 514 | 2,503 |
| **NET (LOSS) INCOME** | $ (39,646) | $ 26,652 |

**See Notes to Financial Statements**

SOUND CAPITAL MANAGEMENT, LLC

STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

| | 2008 | 2007 |
|---|---|---|
| **MEMBERS' CAPITAL BEGINNING OF YEAR** | $ 108,596 | $ 81,944 |
| Member withdrawals | (20,000) | - |
| Net (loss) income | (39,646) | 26,652 |
| **MEMBERS' CAPITAL END OF YEAR** | $ 48,950 | $ 108,596 |

**See Notes to Financial Statements**

## SOUND CAPITAL MANAGEMENT, LLC

### STATEMENTS OF CASH FLOWS
### FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

| | 2008 | 2007 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net (loss) income | $ (39,646) | $ 26,652 |
| Adjustments to reconcile net (loss) income to net cash provided by operating activities: | | |
| Depreciation | 7,904 | 12,669 |
| Changes in operating assets and liabilities: | | |
| Receivable from clearing broker | 23,191 | 91,448 |
| Prepaid expenses | (3,133) | - |
| Accrued expenses | 3,659 | 2,503 |
| Due to related party | 5,577 | (36,250) |
| Payable to clearing broker | (985) | (113,523) |
| **NET CASH USED IN OPERATING ACTIVITIES** | (3,433) | (16,501) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Member withdrawals | (20,000) | - |
| **NET CASH USED IN FINANCING ACTIVITIES** | (20,000) | - |
| **NET DECREASE IN CASH** | (23,433) | (16,501) |
| **CASH, BEGINNING OF YEAR** | 50,069 | 66,570 |
| **CASH, END OF YEAR** | $ 26,636 | $ 50,069 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for state taxes | $ 1,119 | $ - |
| Cash paid during the year for interest | $ 419 | $ 2,348 |

**See Notes to Financial Statements**

## NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Sound Capital Management, LLC (the LLC) was organized as a New Hampshire Limited Liability Company on January 1, 2003. The LLC was established to provide financial consulting, brokerage, and management services. The LLC is an introducing broker which accepts orders, but elects to clear the orders through another broker (the clearing broker). The LLC performs traditional retail brokerage for its clients who each have individual accounts deposited with the clearing broker. The LLC does not have custody of its clients' assets. The LLC was granted a license as a broker/dealer by the NASD during 2005.

No limited member, in its capacity as a limited member, shall be liable for the debts, liabilities, contracts or any other obligation of the LLC, except to the extent of their capital contribution, and no limited member shall be required to loan or otherwise advance funds to the LLC.

### Cash and Cash Equivalents

The LLC considers cash in bank and all other highly liquid investments with an original maturity of less than three months to be cash and cash equivalents for purposes of the statement of cash flows. As of December 31, 2008 and 2007, the LLC had no cash equivalents.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition

Management revenue is recognized when services are performed. Commissions on brokerage transactions and on annuity contracts are recognized when the related transactions are settled.

### Equipment, Furniture and Leasehold Improvements

Equipment, furniture and leasehold improvements are stated at cost. The LLC's policy is to capitalize acquisitions and improvements while expenditures for maintenance and repairs, which do not extend the useful lives of the assets, are charged to operations as incurred. The provision for depreciation is computed utilizing the straight line method over the estimated useful lives of the related assets, 5 years.

Depreciation expense for 2008 and 2007 was $7,904 and $12,669 respectively.

Equipment, furniture and leasehold improvements consist of the following:

| | 2008 | 2007 |
|---|---|---|
| Equipment | $ 35,403 | $ 35,403 |
| Furniture | 13,180 | 13,180 |
| Leasehold improvements | 14,763 | 14,763 |
| | 63,346 | 63,346 |
| Less accumulated depreciation | (59,694) | (51,790) |
| | $ 3,652 | $ 11,556 |

**Guaranteed Payments to Members**

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as LLC expenses rather than as allocations of LLC net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the LLC, but rather, as part of the allocation of net income.

## NOTE 2. COMMITMENTS

The LLC leases space for its principal operating facilities in North Hampton, New Hampshire under the terms of a non-cancelable lease agreement through December, 2010. The lease requires monthly base payments of $4,274 subject to annual increases measured by the Consumer Price Index, plus additional payments for common area maintenance charges.

The LLC subleases two-thirds of its space at the North Hampton, New Hampshire facility to a related party and is reimbursed for two-thirds of the monthly rent expense.

Approximate future base minimum payments due under the terms of the lease are as follows:

| | |
|---|---|
| 2009 | $ 51,290 |
| 2010 | 47,014 |
| | $ 98,304 |

Total rent expense for 2008 and 2007 was $23,226 and $21,659, respectively, net of sub-rental income of approximately $46,000 and $42,000 respectively.

**NOTE 3. STATE INCOME TAXES**

The LLC elected to be taxed as a Partnership for federal income tax purposes. Accordingly, the LLC does not pay federal income taxes on its taxable income. Instead, its members are liable for federal income taxes on their share of the LLC's taxable income. Accordingly, no provision or liability for federal income taxes has been included in these financial statements.

The State of New Hampshire does not recognize the federal income tax provisions related to Partnerships. Rather, New Hampshire imposes an income tax at the entity level. The tax consists of the greater of a business profits tax (BPT) calculated at 8.5% of taxable income or a business enterprise tax (BET) based on compensation, interest expense and dividends paid, calculated at .75%. For the year ended December 31, 2008, the BET tax amounted to $514, and there was no BPT tax due. For the year ended December 31, 2007, the BET tax amounted to $2,503, and there was no BPT tax due.

The LLC accounts for state income taxes in accordance with the requirement of Financial Accounting Standards Board Statement No.109 (FAS 109), *Accounting for Income Taxes.* Under FAS 109, deferred taxes are provided using an asset and liability method. The objective of this method is to establish deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the LLC's assets and liabilities at the enacted tax rate expected to be in effect when such amounts are realized or settled. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the period in which they are expected to reverse. At December 31, 2008 and 2007, the LLC did not have any substantial temporary differences. Accordingly, there is no deferred tax provision reflected in these financial statements.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 establishes the minimum threshold for recognizing, and a system for measuring, the benefits of tax return positions in financial statements, effective for the Company's current year. Management has analyzed the Company's tax positions taken on its income tax returns for all open tax years (tax years ending December 31, 2004 – 2007) for purposes of implementing FIN 48, and has concluded that no provision for income tax is required in the LLC's financial statements.

## NOTE 4. RELATED PARTY TRANSACTIONS

One of the LLC's members is itself a single member LLC, Seascape Capital Management, LLC (Seascape). Some of the LLC's customers also have investment agreements with Seascape.

The amount due to Seascape at December 31, 2008 and 2007 was $11,079 and $5,502, respectively.

## NOTE 5. NET CAPITAL REQUIREMENTS

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the LLC maintain a minimum net capital equal to the greater of $5,000 or six and two thirds percent of aggregate indebtedness. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one and provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. At December 31, 2008, the LLC had net capital, as defined, of $29,581 that exceeded its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was .53 to 1 at December 31, 2008.

# SOUND CAPITAL MANAGEMENT, LLC

## SCHEDULE I
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2008

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total members' equity | | $ 48,950 |
| Deduct members' equity not allowable for net capital | | - |
| Total members' equity qualified for net capital | | 48,950 |
| Add: | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
| B. Other (deductions) or allowable credits | | - |
| Total capital and allowable subordinated liabilities | | 48,950 |
| Deductions and/or charges | | |
| A. Non-allowable assets: | | |
| Securities not readily marketable | - | |
| Exchange memberships | - | |
| Furniture, equipment, and leasehold improvements, net | 3,652 | |
| Receivable from affiliate | - | |
| Other assets | 10,717 | |
| | 14,369 | |
| 1. Additional charges for customer's and non-customer's security deposits | - | |
| 2. Additional charges for customer's and non-customer's commodity accounts | - | |
| B. Aged fails-to-deliver | | |
| 1. Number of items -- 0 | - | |
| C. Aged short security differences | | |
| 1. Number of items -- 0 | - | |
| D. Secured demand note deficiency | - | |
| E. Commodity futures contracts and spot commodities - proprietary capital charges | - | |
| F. Other deductions and/or charges | - | 14,369 |
| Net capital before haircuts | | 34,581 |
| Haircuts on securities (pursuant to rule 15c3-1(f)) | | |
| A. Contractual securities commitments | - | |
| B. Deficit in securities collateralizing secured demand notes | - | |
| C. Trading and investment securities | | |
| 1. Bankers' acceptances, certificates of deposit, and commercial paper | - | |
| 2. U.S. and Canadian governmental obligations | - | |
| 3. State and municipal governmental obligations | - | |
| 4. Corporate obligations | - | |
| 5. Stocks and warrants | - | |
| 6. Options | - | |
| 7. Other securities | - | |
| D. Undue concentrations | - | |
| E. Other | - | - |
| Net capital | | $ 34,581 |

**See Independent Auditors' Report**

SOUND CAPITAL MANAGEMENT, LLC

SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

| | |
|---|---|
| **AGGREGATE INDEBTEDNESS** | |
| Items included in statement of financial condition | |
| Short-term bank loans (secured by customers' securities) | $ - |
| Drafts payable | - |
| Payable to brokers and dealers | - |
| Payable to clearing broker | 236 |
| Other accounts payable and accrued expenses | 17,241 |
| Items not included in statement of financial condition | |
| Market value of securities borrowed for which no equivalent is paid or credited | - |
| Other unrecorded amounts | - |
| | 17,477 |
| Less adjustment based on special reverse bank accounts | - |
| Total aggregate indebtedness | $ 17,477 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Minimum net capital required | $ 5,000 |
| Excess net capital | $ 29,581 |
| Excess net capital at 1000% | $ 32,833 |
| Percentage of aggregate indebtedness to net capital | 53.23% |

**RECONCILIATION WITH COMPANY'S COMPUTATION**
(included in Part II of form X-17A-5 as of December 31, 2008)

There are no differences between the Company's computation and the net capital above.

See Independent Auditors' Report

SOUND CAPITAL MANAGEMENT, LLC

## SCHEDULE II
## STATEMENT OF EXEMPTION FROM RULE 15c3-3
## DECEMBER 31, 2008

The Partnership is exempt from Rule 15c3-3 under sections (k)(2)(i) and (k)(2)(ii).

See Independent Auditors' Report

To the Members
Sound Capital Management, LLC
North Hampton, New Hampshire

Leone, McDonnell & Roberts
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS
WOLFEBORO • NORTH CONWAY
DOVER • PEMBROKE
STRATHAM

In planning and performing our audits of the financial statements and supplemental schedules of Sound Capital Management, LLC (the LLC) for the years ended December 31, 2008 and 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including such tests and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital computations under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Board

The management of the LLC is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Leone, McDonnell & Roberts,
Professional Association

February 17,2009
Dover, New Hampshire